UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ■ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:
Levered Learning, Inc.

Legal status of Issuer:

 Form:
 Corporation

 Jurisdiction of Incorporation/Organization:
 Delaware

 Date of Organization:
 May 16, 2017

Physical Address of Issuer:
981 Soquel San Jose Rd, Soquel, CA 95073, United States

Website of Issuer:
https://www.levered.com

Current Number of Employees:
9

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$340,015.72	$160,593.52
Cash & Cash Equivalents	$325,162.09	$164,317.79
Accounts Receivable	$28,369.71	$0.00
Short-term Debt	$184,340.08	$0.00
Long-term Debt	$155,589.68	$890,045.00
Revenues/Sales	$214,816.41	$218,610.88
Cost of Goods Sold	$353,910.03	$245,966.66
Taxes Paid	$0.00	$0.00
Net Income	$(1,233,140.02)	$(327,628.04)

April 30, 2022

Levered Learning, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Levered Learning, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.levered.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirements of Regulation CF.

The date of this Form C-AR is April 30, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

TABLE OF CONTENTS

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

The Company
The Company is a provider of online math instructional system to public schools.

The Company is incorporated in Delaware as a corporation on May 16, 2017.

The Company is located at 981 Soquel San Jose Rd, Soquel, CA 95073, United States

The Company's website is https://www.levered.com.

The information available on or through the Company's website is not a part of this Form C-AR.

The Company conducts business in all 50 states of the United States of America and offers its software as a service so the product is a learning system that is sold through the internet throughout the United States.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/levered and is attached as <u>Exhibit B</u> to this Form C-AR.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

The following risks are related to the Company's business and industry and are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

COVID-19 has had an effect on our business operations and revenue projections.

With shelter-in-place orders and disruption of the school year and closings potentially happening throughout 2020 and into the future due to COVID-19, the Company's revenue has been adversely affected. Possible change in the manner in which schools conduct testing and teaching tools could cause the Company to reinvent and change its product. If the Company is not able to properly align itself with this change, it could lead to a loss of revenue and could therefore adversely affect the Company. In addition, since we have a significant relationship with schools in various districts, the school shutdowns and possible future school fund deficit could have an adverse impact on the Company, which could likely lead to significant losses for the Investors.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with the Company and present and future market conditions. Our business does generate sales, but the impact and uncertain nature of the economic impact of COVID-19 on school budgets may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Failure to comply with regulatory requirements, poor academic performance, or misconduct by us or other providers of online programs to public schools could tarnish the reputation of all the providers of online programs in our industry, which could have a negative impact on our business or lead to punitive legislation.

Providers of online programs may be subject to scrutiny as providers of non-traditional form of education. Not all providers of online programs will have successful online academic programs or operate efficiently, and new entrants may not perform well. Such underperformance could create the impression that online education is not an effective way to educate students, whether or not our learning systems achieve satisfactory performance. Consistently poor academic performance or the perception of poor performance could also lead to the passage of legislation empowering the federal, state and/or local government to limit, restrict or prohibit online programs.

If any alleged misconduct causes all or substantially all providers of online programs to be unfavorably viewed by the public and/or policymakers, we may find it difficult to expand into new states or renew our contracts with public schools or with parents, which could lead to losses for Investors.

If student performance falls, state accountability standards are not achieved, or parent and student satisfaction declines, a significant number of students may not remain enrolled in an online program we provide, or schools may not renew contracts with us or enrollment caps could be put in place, and our business, financial condition and results of operations will be adversely affected.

The success of our business depends in part on the choice of a school to engage us as opposed to other providers of online programs. This decision is based on many factors, including, without limitations, student performance in schools and homeschool environments, and parent and student satisfaction. If students perform significantly below the state averages or the school fails to meet the state accountability standards, schools may not renew their contracts with us or place enrollment caps. Additionally, such below par performance of students could even lead to parents refusing to renew their contracts with us. Finally, parent and student satisfaction may decline as not all parents and students are able to devote the substantial time and effort necessary to complete our curriculum. A student's satisfaction may also suffer if his or her relationship with our online software or program does not meet expectations. If student performance or satisfaction declines, students may decide not to remain enrolled in an online program we provide and our business, financial condition and results of operations could be adversely affected.

We rely on the Internet to enroll students and to deliver our products and services to children, which exposes us to a growing number of legal risks and increasing regulation.

We collect information regarding students during the online enrollment process and a significant amount of our curriculum content is delivered over the Internet. As a result, specific federal and state laws and regulations that could have an impact on our business include the following:

- the Children's Online Privacy Protection Act, as implemented by regulations of the Federal Trade Commission, imposes restrictions on the ability of online companies to collect and use personal information from children under the age of 13;
- the Family Educational Rights and Privacy Act, which imposes parental or student consent requirements for specified disclosures of student information to third parties, and emerging state student data privacy laws;
- the Child Development Associate Credential, which provides website operators immunity from certain claims arising from the publication of third party content;
- numerous state cyberbullying laws which require schools to adopt policies on harassment through the Internet or other electronic communications;
- rapidly emerging state student data privacy laws, which require schools to adopt privacy policies, are applicable to certain virtual schools and can significantly vary from one state to another; and
- federal and state laws that govern schools' obligations to English-language learners and students and students with disabilities.

In addition, the laws and regulations applicable to the Internet are still developing. These laws and regulations impact pricing, advertising, taxation, consumer protection, quality of products and services and are in a state of change. New or amended laws and regulations may also be enacted, which could increase the costs of regulatory compliance for us or force us to change our business practices. As a result, we may be exposed to substantial liability, including significant expenses necessary to comply with such laws and regulations and indemnification of schools we operate for liabilities resulting from a school's failure to comply with such laws and regulations.

Cooperation of schoolteachers is critical to the success of our learning systems. If we are not able to explain to the teachers how to use our online program, our curriculum might not be effectively delivered to students, compromising their academic performance and our reputation. As a result, our brand, business and operating results may be adversely affected.

Cooperation of schoolteachers in using our online program is critical to maintaining the value of our learning systems and assisting students with their daily lessons. We have to find effective ways to instruct the schoolteachers on how to use our online programs. Schoolteachers must also possess strong interpersonal communications skills to be able to effectively instruct students in an online setting and the technical skills to use our technology-based learning systems. There is a limited pool of schoolteachers with these specialized attributes. We must also provide continuous instruction to schoolteachers so that they can effectively teach online. Shortages of tech-savvy schoolteachers or decreases in the quality of our instruction, whether actual or perceived, could have an adverse effect on our business.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors that assist us in the development of software to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if our suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate development of major components of software or subsystems for our software-product, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component of software. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including, without limitations, if those suppliers decide to concentrate on the production of common components instead of those software components customized to meet our requirements. The supply of these components for a new or existing product could be delayed or constrained, or a key developer or supplier could delay performance or development of a component of software thereby adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property rights may not prevent them from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property rights or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property rights will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These claims, challenges or lawsuits could be expensive, take significant time and divert management's attention from other business concerns. The applicable laws relating to the scope and validity of claims in the technology field in which we operate are still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential claims, challenges or lawsuits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Joshua Bradley, our Chief Technology Officer, and Mitchell Slater, our Chief Executive Officer. The Company has entered into or intends to enter into employment agreements with Joshua Bradley and Mitchell Slater. There can be, however, no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Joshua Bradley, Mitchell Slater, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations, among others.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan. The Company, however, has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will continue to provide service to the Company, as many states have laws that restrict the terms of non-competition agreements, and therefore acquiring key man insurance may not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats and attacks as well as other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential and proprietary information or that of our customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business and results of operations.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or other confidential information may adversely affect our business and results of operations.

Our business requires the collection, transmission and retention of personally identifiable information in various information technology systems we maintain and that are maintained by third parties with whom we contract to provide services. The integrity and protection of such data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in, among others, operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in, among others, fines, legal claims or proceedings.

The use of individually and personally identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual's data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and other applicable laws and regulations and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including, without limitations, the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional risks.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's business and results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations, and we expect these costs to continue to increase. The violation of these or other potential requirements, laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements, laws and regulations.

Our business is subject to seasonal fluctuations.

Our business is subject to seasonal fluctuations in that our sales are typically higher during certain months, affecting performance during affected quarters of the fiscal year. As a result of these factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser of the Company's securities is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

The Company designs, builds and operates Levered, an integrated classroom system for elementary mathematics, based around our adaptive, competency-based curriculum. The Company designed Levered from the ground up to engage a wide range of learners and substantially improve their proficiency. The Company is aiming to close the achievement gap in math. The Company also has contracts with schools and also a few self-serve subscription contracts with some parents of the learners. Over three years, Title I schools in California using Levered's system have shown math growth 70% above previous years' cohort in the first year of implementation, as measured by the administration California Assessment of Student Performance and Progress (CAASPP).

Business Plan

Our initial focus is on the 3,000 Title I schools in California with readily available Local Control and Accountability Plan funds. These schools represent approximately 560,000 3rd to 5th grade students and could yield a potential of approximately $34 million in sales. We also have a partnership with the California Association of Latino Superintendents and Administrators and will continue to expand that relationship to the national organization to reach our initial target market. We can reach approximately 50% of the Total Serviceable Market by adding in a combination a smaller subset of states, beginning with a regional west (OR, WA, NM, AZ, ID, CO) and mid-west approach (IL, IN, MO, MI). We plan to leverage a unique, first-mover opportunity in post-pandemic education, where school districts are needing to use federal and state funding on products that can show proven efficacy in increasing student learning.

The Company's Products and/or Services

Product / Service	Description	Current Market
Levered	Integrated classroom system for elementary mathematics	3rd-5th grade elementary schools and districts in the 41 Common Core adopted states, with a particular focus on schools with Black-American, Hispanic, and economically disadvantaged students.
Levered at Home	A home-based version of our elementary math curriculum	Direct-to-consumer software as a service for homeschooling parents.

Competition

Current full-curriculum products, such as Pearson System of Courses, Zearn Math, Conceptual Math and traditional publishers as well as supplementals, such as iReady and Dreambox, are the Company's main competitors.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
We sell our curriculum products to schools on a per/student per/year basis. Our current customer base is made up of individual schools (approximately 50%) and small to midsize school districts (approximately 50%).

Supply Chain
Amazon AWS is the company that provides the service to deliver our service. We also rely on our contracted development company in India KiwiTech, LLC ("**KiwiTech**").

Intellectual Property
The Company has one trademark, Levered, for Educational services. Its details are below:

Application or Registration #	Title	Description	File Date	Grant Date	Country
88104319	LEVERED	Service Mark	September 4, 2018	September 10, 2019	USA

Governmental/Regulatory Approval and Compliance
The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Joshua Bradley	CTO	Levered Learning, Inc.: Joshua's primary role is to direct the operations of the Company, including guiding the technical development of the software to effectively express the vision and goals of the Company.	University of Southern Colorado (1992-1994) (no degree earned); The School of the Museum of Fine Arts, Boston (1996), (no degree earned).
Mitchell Slater	CEO, Director	Levered Learning, Inc.: Mitchell's primary role is to create and hold to the Company's vision. His daily work is in the design of our technology-enabled instructional systems for the classroom, the direction and detail of the curriculum, and communication of the value and advantages of our system to our current and prospective schools and school districts.	University of California, Santa Cruz (1994): B.A. (focus on Biology); San Jose State (1999): Elementary Education and Teaching, Multiple credential CLAD certification
Elisa Swanson	Secretary, Director	Elisa has no formal responsibilities to the Company beyond the needs of a director and Secretary. Her principal occupation is working as an attorney since 2001. Her primary responsibilities are in Legal Research, Litigation, and Commercial Litigation.	UCSC (1995). B.A. (History); University of Oregon (2001): Juris Doctorate
Matthias Hohensee	Treasurer, Director	Matthias has no formal responsibilities to the Company beyond the needs of a director and Treasurer.	Gauss Post-secondary school, Schwedt/Germany (1988): Abitur

		Matthias's principal occupation is working as the Bureau Chief Silicon Valley at Wirtschaftswoche since 2001. His primary responsibilities are to curate, report and file a selection of news stories by coordinating the efforts of the reporting staff.	
Ed Colligan	Director	Ed has no formal responsibilities to the Company beyond the needs of a director. Ed's principal occupation is as an investor and advisor to startup businesses.	University of Oregon Bachelor of Science, Political Science (1983)
Thomas Davis	Director	Thomas has no formal responsibilities to the Company beyond the needs of a director. Thomas's principal occupation is The Director of Business Development for The Center of Education Innovation.	University of San Diego, Bachelor of Science, Biology (1974)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorneys' fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 9 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 25,630,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**"), out of which 10,440,000 shares are issued and outstanding. The Company has authorized 9,294,913 of preferred stock, par value $0.0001 per share (the "**Preferred Stock**"). Each share has one vote.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Warrant*
Amount Outstanding	547,046 shares of Common Stock
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	Per share price of $0.457 reflected at a valuation of $5 million.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Only when exercised
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	5.08%

*In consideration for the KiwiTech's services, the Company agreed to pay $500,000, out of which (i) $250,000 in cash, and (ii) $250,000 in warrant.

Type	Crowd SAFE
Principal Amount	169 notes in the total amount of $59,772
Valuation Cap	$10,000,000
Discount Rate	N/A

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Revolving Credit Facility from Marble Bridge Funding Group, Inc.
Amount Outstanding	$0
Interest Rate and Amortization Schedule	1.5% for contract finance facility, and 3% for over advance
Description of Collateral	All of the right, title and interest in and to any and all present or future contracts, contracts for sale, contract rights, accounts, accounts receivable, assignments, notes, drafts, tools, deposit accounts, whether special or general, documents, instruments, promissory notes, chattel paper, investment property, letter-of-credit rights, letters of credit, general intangibles, including but not limited to trademarks, trade names, patents, copyrights and other forms of intellectual property, and all other assets, including, but not limited to, physical assets, transportation equipment, machinery, equipment, inventory, goods, and farm products, and other assets, whether now or hereafter owned or existing, leased, consigned
Other Material Terms	The $5,000,000 combined financing facility available to the Company is comprised of (i) the amounts financed through purchases of qualified accounts receivable, (ii) the contract finance facility (limited to $750,000), and (iii) the over advance facility (limited to $150,000). The Company is also required to pay an origination fee, success fee, and facility monitoring fee as per the terms of the addendum to the receivables purchase agreement between the Company and Marble Bridge Funding Group, Inc.
Maturity Date	Contract Finance: September 30, 2021 Over Advance: September 30, 2021

Type	Unsecured Loan
Amount Outstanding	1 note in the total amount of $200,000
Interest Rate and Amortization Schedule	2% simple interest per annum
Repayment	42 equal monthly installments of $4,934.48, with the first such payment due and payable on February 1, 2021

Type	Collateralized Promissory Note Silicon Valley Bank*
Amount Outstanding	$10,045
Interest Rate and Amortization Schedule	1% simple interest per annum
Description of Collateral	Any property taken as security for payment of this note or any guarantee of this note
Maturity Date	PPP Loan forgiven, 1/30/21

*Within the U.S. Small Business Administration Paycheck Protection Program.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Mitchell Slater	8,000,000 shares of Common Stock	36.088%

REGULATORY INFORMATION

The Company has not previously failed to comply with the ongoing reporting requirements of 17 CFR Section 227.202 (Regulation Crowdfunding).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors," and elsewhere in this Form C- AR.

Operations

We began delivering the Levered SaaS product in fall of 2019 to schools. Prior to that point, we had no revenues. Starting in 2019, the Company began to recognize revenue for the annual licensing of a single grade level of our product, which amounted to $96,694 for the year. In 2020, we had revenue of $218,610 for annual licensing three grade levels of our product and $214,816 for 2021.

Our largest expense has historically been research and development contractor payments and salaries. Contractor payments were $273,250 in 2019, $245,966 in 2020, and $353,859.53 in 2021. Salaries were $8,076 in 2019, $167,111 in 2020, and $622,627.74 in 2021.

In the future, we expect that our revenues will increase significantly, as awareness of our product continues to increase and our product offering to additional grades grows. Growth is driven both by improvements in our sales and marketing as well as our ability to offer complete grade-level products, giving us access to increasingly larger potential customers (larger school districts).

Cost of Goods Sold

Cost of goods sold was $273,250 in fiscal year 2019, yielding a gross profit of -$176,556. Cost of goods sold was $245,966 in fiscal year 2020, yielding a gross profit of -$27,355. Cost of goods sold was $353,910 in fiscal year 2021, yielding a gross profit of -$153,332. Over time, as our sales volumes increase and we are able to deliver a more complete product, we expect our gross profits to improve.

Expenses

Expenses in fiscal years 2019, 2020, 2021 respectively totaled $150,472, $302,938, $1,086,503. The increase in expenses reflects increased spending on sales and product development. We expect that our R&D expenses will grow significantly over the coming year as we develop our product as will our sales and marketing as we expand our sales activities.

Net Loss

In fiscal years 2019, 2020, and 2021, the Company incurred losses of $327,028, $327,628, and $1,233,140 respectively. The increase in loss in 2021 is due to the expansion of the team to support the development of the product. We anticipate a gradual decline in our net loss as our revenues increase.

Liquidity and Capital Resources

We incur monthly expenses, primarily in research and development of our product and sales and marketing. We anticipate an increase in personnel during the current year.

We expect our sales volumes to increase year over year, and we anticipate that our offering along with improved sales will provide operating capital at least through the middle of 2022.

The Company closed a Series Seed financing as of October 4th, 2021 for sale of Preferred Stock as described in "Capitalization" at a valuation of $5,000,000 pre-money, raising $1,500,000. The proceeds from the Offering were used for operational support, hiring the product team, ongoing business & sales development as well as research and development of the product.

The Company currently has contract/accounts receivable financing in place from Marble Bridge Funding Group, Inc., pursuant to a revolving credit facility.

Capital Expenditures and Other Obligations

The Company does not plan to make any material capital expenditures in the future, and is focusing revenue on creating jobs to support and expand our growth.

Valuation

The Company has received a 409(a) valuation of $0.01 and seed investment at a pre-money valuation of $5,000,000.

Material Changes and Other Information
The Company is incorporated at a par value of $0.0001. On or about March 6, 2018, the Company issued Common Stock at the price of $0.001 to certain directors. On or about January 28, 2021, the Company issued Common Stock at the price of $0.01 to certain directors.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds*	Issue Date	Exemption from Registration Used or Public Offering
Warrant	Services worth $250,000**	547,046	N/A	December 30, 2019	Section 4(a)(2)
Common Stock	Services and $2,000***	2,000,000	N/A	September 1, 2019	Section 4(a)(2)
Common Stock	Services and $42.22****	42,224	N/A	June 13, 2019	Section 4(a)(2)
Common Stock	Services and $2,200*****	220,000	N/A	March 10, 2021	Section 4(a)(2)
Series Seed-1 Preferred Stock	$75,000	237,492	N/A	April 6, 2021	Rule 506(b)
Series Seed-1 Preferred Stock	$10,000	31,665	N/A	April 13, 2021	Rule 506(b)
Series Seed-1 Preferred Stock	$10,000	31,665	N/A	April 22, 2021	Rule 506(b)
Series Seed-1 Preferred Stock	$10,000	31,665	N/A	April 26, 2021	Rule 506(b)
Series Seed-1 Preferred Stock	$125,000	395,820	N/A	May 5, 2021	Rule 506(b)
Series Seed-1 Preferred Stock	$75,000	237,492	N/A	May 10, 2021	Rule 506(b)
Series Seed-1 Preferred Stock	$25,000	79,164	N/A	May 11, 2021	Rule 506(b)
Series Seed-1 Preferred Stock	$50,000	158,328	N/A	May 18, 2021	Rule 506(b)
Series Seed-1 Preferred Stock	$50,000	158,328	N/A	May 21, 2021	Rule 506(b)

Series Seed-1 Preferred Stock	$25,000	79,164	N/A	May 24, 2021	Rule 506(b)
Series Seed-1 Preferred Stock	$50,000	158,328	N/A	May 25, 2021	Rule 506(b)
Series Seed-1 Preferred Stock	$50,000	158,328	N/A	June 7, 2021	Rule 506(b)
Series Seed-1 Preferred Stock	$150,000	474,984	N/A	June 15, 2021	Rule 506(b)
Series Seed-1 Preferred Stock	$25,000	79,164	N/A	August 4, 2021	Rule 506(b)
Series Seed-1 Preferred Stock	$25,000	79,164	N/A	September 20, 2021	Rule 506(b)
Series Seed-1 Preferred Stock	$500,000	1,583,280	N/A	September 22, 2021	Rule 506(b)
Series Seed-1 Preferred Stock	$250,000	791,640	N/A	September 24, 2021	Rule 506(b)
Series Seed-2 Preferred Stock	Conversion of $870,000 in debt	3,944,147	N/A	April 6, 2021	Rule 506(b)

*No proceeds were received.
**Warrant issued at price per share of $0.457.
***Shares of common stock issued at $0.001 value in return for services provided and $2,000.
****Shares of common stock issued at $0.001 value in return for services provided and $42.22.
*****Shares of common stock issued at $0.01 value in return for services provided and $2,200.

Date	February 1, 2021
Type	Convertible Promissory Note
Principal Amount	$590,000*
Interest Rate	2% simple interest per annum
Discount Rate	70%
Use of Proceeds	Ongoing Business, Research & Development
Offering Exemption	Section 4(a)(2)

*This Convertible Promissory Note was converted into shares of Series Seed-2 Preferred Stock and is not currently outstanding.

Date	March 8, 2021
Type	Convertible Promissory Note
Principal Amount	$25,000*
Interest Rate	15% simple interest per annum
Discount Rate	70%
Use of Proceeds	Ongoing Business, Research & Development
Offering Exemption	Section 4(a)(2)

*This Convertible Promissory Note was converted into shares of Series Seed-2 Preferred Stock and is not currently outstanding.

Date	December 10, 2020
Type	SAFE Note
Principal Amount	7 notes in the total amount of $255,000*
Valuation Cap	$4,000,000
Discount Rate	70%
Use of Proceeds	Ongoing Business, Research & Development
Offering Exemption	Section 4(a)(2)

*SAFE Notes were converted into shares of Series Seed-2 Preferred Stock and are no longer outstanding.

Date	November, 11, 2020
Type	Crowd SAFE
Principal Amount	169 notes in the total amount of $59,772
Valuation Cap	$10,000,000
Discount Rate	N/A
Use of Proceeds	Ongoing Business, Research & Development
Offering Exemption	Regulation CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Minimum Target Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transaction with a related person:

The Company issued a promissory note in the total amount of $200,000 to Doliene Slater, the CEO's mother, on a payment schedule of 42 equal monthly installments of $4,934.48, with the first such payment due and payable on February 1, 2021.

The Company sold and issued a convertible promissory note in the total amount of $590,000 to Levered Educational Collective, LLC, an entity controlled by Mitchell Slater, Joshua Bradley and Doliene Slater as members, which on April 6, 2021, such convertible promissory note was converted into 2,677,102 shares of Series Seed-2 Preferred Stock.

The Company sold and issued a SAFE in the total amount of $50,000 to Colligan-Burn Living Trust, an entity affiliated with Ed Colligan, a director of the Company, which on April 6, 2021, such SAFE was converted into 226,142 shares of Series Seed-2 Preferred Stock.

Financial Statements

Our financial statements for fiscal years ended December 31, 2019, 2020, 2021 can be found at Exhibit A to this Memorandum.

Bad Actor Disclosure

None

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Mitchell Slater

_____
(Signature)

Mitchell Slater

_____
(Name)

Chief Executive Officer

_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ DocuSigned by: Mitchell Slater D26E3E081E7841A...

(Signature)

Mitchell Slater

(Name)

Director, CEO

(Title)

(Date) 4/28/2022

/s/ Elisa Swanson DocuSigned by: Elisa Swanson 7775276A4C8641C...

(Signature)

Elisa Swanson

(Name)

Director & Secretary

(Title)

4/27/2022

(Date)

/s/_ Matthias Hohensee DocuSigned by: 9D5B598F0F0F432...

_____

(Signature)

Matthias Hohensee
_____

(Name)

Director & Treasurer
_____

(Title)

 4/27/2022
_____

(Date)

DocuSigned by:

/s/_ Thomas Davis Thomas Davis
714E3B9BB5D549E...

_____
(Signature)

Thomas Davis
_____
(Name)

Director
_____
(Title)

4/27/2022
_____
(Date)

DocuSigned by:

/s/_ Edward Colligan Ed T. Can
6EA3B15CFC5E479...

_____
(Signature)

Edward Colligan
_____
(Name)

Director
_____
(Title)

4/27/2022
_____
(Date)

Self-Certification of Financials

I, Mitchell Slater, being the founder of Levered Learning, Inc., a Corporation (the **"Company"**), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019, December 31, 2020, and December 31, 2021 and the related statements of income (deficit), stockholder's equity and cash flows for the years ended December 31, 2019, December 31, 2020, and December 31, 2021 and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the years ending December 31, 2021, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/ Mitchell Slater

DocuSigned by:
Mitchell Slater
D26E3E081E7841A...

(Signature)

Mitchell Slater

(Name)

Chief Executive Officer

(Title)

4/28/2022

(Date)

EXHIBIT A

Financial Statements